SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934


          Boston Financial Apartments Association Limited Partnership
                                (Name of Issuer)

                           Limited Partnership Units
                         (Title of Class of Securities)

                                 Not Applicable
                                 (CUSIP Number)

                              Eggert Dagbjartsson
           c/o Equity Resources Group, Incorporated, 14 Story Street,
                 Cambridge, Massachusetts 02138 (617) 876-4800
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                JANUARY 1, 1997
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box <M183>.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

      CUSIP No. Not Applicable      13D


1.    NAMES AND IDENTIFICATION NO. OF REPORTING PERSONS:

      Equity Resources Group, Incorporated I.R.S.# 04-2723870
      Equity Resource Pilgrim Fund Limited Partnership I.R.S.#04-334815 Equity Resource Cambridge Fund Limited Partnership I.R.S.#04-3189039 Equity Resource Brattle Fund Limited Partnership I.R.S.#04-3280004 Equity Resource Fund V Limited Partnership I.R.S. #04-2884796
      Equity Resource Fund IX Limited Partnership I.R.S. #04-2977496 Equity Resource Fund XI Limited Partnership I.R.S.#04-3053220
      Equity Resource Fund XIV Limited Partnership I.R.S.#04-3223091 Equity Resource Fund XV Limited Partnership I.R.S.#04-3182947
      Equity Resource Fund XVI Limited Partnership I.R.S.#04-3223091
      James E. Brooks
      Mark S. Thompson
      Eggert Dagbjartsson

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (A)  [X]
                                                                    (B)  [ ]
3.    SEC USE ONLY


4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)
                                  WC $142,301

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO
      ITEMS 2(D) OR 2(E)                                                 [ ]
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Equity Resources Group, Incorporated is a Massachusetts corporation. Equity Resource Pilgrim Fund Limited Partnership is a Massachusetts limited partnership.
      Equity Resource Cambridge Fund Limited Partnership is a Massachusetts limited partnership.
      Equity Resource Brattle Fund Limited Partnership is a Massachusetts limited partnership.
      Equity Resource Fund V Limited Partnership is a Massachusetts limited partnership.
      Equity Resource Fund IX Limited Partnership is a Massachusetts limited partnership.
      Equity Resource Fund XI Limited Partnership is a Massachusetts limited partnership.
      Equity Resource Fund XIV Limited Partnership is a Massachusetts limited partnership.
      Equity Resource Fund XV Limited Partnership is a Massachusetts limited partnership.
      Equity Resource Fund XVI Limited Partnership is a Massachusetts limited partnership.
      James E. Brooks is a United States citizen.

      Mark S. Thompson is a United States citizen.
      Eggert Dagbjartsson is a United States citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
7.    SOLE VOTING POWER
      None

8.    SHARED VOTING POWER
      217 Units are held by Equity Resource Pilgrim Fund Limited Partnership, a Massachusetts limited partnership, of which James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson are the general partners (the "Pilgrim Fund General Partners"). Voting power with respect to such Units is shared by the Pilgrim Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

      15 Units are held by Equity Resource Cambridge Fund Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated, James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson are the general partners (the "Cambridge Fund General Partners"). Voting power with respect to such Units is shared by the Cambridge Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

      805 Units are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership, of which James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson are the general partners (the "Brattle Fund General Partners"). Voting power with respect to such Units is shared by the Brattle Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

      82 Units are held by Equity Resource Fund V Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and James E. Brooks are the general partners (the "Fund V General Partners"). Voting power with respect to such Units is shared by the Fund V General Partners as reporting persons in their capacities as general partners of such limited partnership.

      75 Units are held by Equity Resource Fund IX Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and James E. Brooks are the general partners (the "Fund IX General Partners"). Voting power with respect to such Units is shared by the Fund IX General Partners as reporting persons in their capacities as general partners of such limited partnership.

      98 Units are held by Equity Resource Fund XI Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group,

      CUSIP No. Not Applicable      13D

      Incorporated and James E. Brooks are the general partners (the "Fund XI General Partners"). Voting power with respect to such Units is shared by the Fund XI General Partners as reporting persons in their capacities as general partners of such limited partnership.

      70 Units are held by Equity Resource Fund XIV Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and James E. Brooks are the general partners (the "Fund XIV General Partners"). Voting power with respect to such Units is shared by the Fund XIV General Partners as reporting persons in their capacities as general partners of such limited partnership.

      30 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners (the "Fund XV General Partners"). Voting power with respect to such Units is shared by the Fund XV General Partners as reporting persons in their capacities as general partners of such limited partnership.

      25 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners (the "Fund XVI General Partners"). Voting power with respect to such Units is shared by the Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

      See Item 2 below for other required information.
9.    SOLE DISPOSITIVE POWER
      NONE

10.   SHARED DISPOSITIVE POWER
      217 Units are held by Equity Resource Pilgrim Fund Limited Partnership, a Massachusetts limited partnership, of which James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson are the general partners. Dispositive power with respect to such Units is shared by the Pilgrim Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

      15 Units are held by Equity Resource Cambridge Fund Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated, James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson are the general partners. Dispositive power with respect to such Units is shared by the Cambridge Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

      805 Units are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership, of which James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson are the general partners. Dispositive

      CUSIP No. Not Applicable      13D

      power with respect to such Units is shared by the Brattle Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

      82 Units are held by Equity Resource Fund V Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and James E. Brooks are the general partners. Dispositive power with respect to such Units is shared by the Fund V General Partners as reporting persons in their capacities as general partners of such limited partnership.

      75 Units are held by Equity Resource Fund IX Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and James E. Brooks are the general partners. Dispositive power with respect to such Units is shared by the Fund IX General Partners as reporting persons in their capacities as general partners of such limited partnership.

      98 Units are held by Equity Resource Fund XI Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and James E. Brooks are the general partners. Dispositive power with respect to such Units is shared by the Fund XI General Partners as reporting persons in their capacities as general partners of such limited partnership.

      70 Units are held by Equity Resource Fund XIV Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and James E. Brooks are the general partners. Dispositive power with respect to such Units is shared by the Fund XIV General Partners as reporting persons in their capacities as general partners of such limited partnership.

      30 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners. Dispositive power with respect to such Units is shared by the Fund XV General Partners as reporting persons in their capacities as general partners of such limited partnership.

      25 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners. Dispositive power with respect to such Units is shared by the Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

      See Item 2 below for other required information.

      CUSIP No. Not Applicable      13D

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      217 Units are held by Equity Resource Pilgrim Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons James
      E. Brooks, Eggert Dagbjartsson and Mark S. Thompson are the general partners.

      15 Units are held by Equity Resource Cambridge Fund Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated, James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson are the general partners.

      805 Units are held by Equity Resource Fund Brattle Fund Limited Partnership, a Massachusetts limited partnership, of which James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson are the general partners.

      82 Units are held by Equity Resource Fund V Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and James E. Brooks are the general partners.

      75 Units are held by Equity Resource Fund IX Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and James E. Brooks are the general partners.

      98 Units are held by Equity Resource Fund XI Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and James E. Brooks are the general partners.

      70 Units are held by Equity Resource Fund XIV Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and James E. Brooks are the general partners.

      30 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thomspon are the general partners.

      25 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

      See Item 2 below for other required information.
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES(SEE INSTRUCTIONS)                                          [ ]

      CUSIP No. Not Applicable      13D

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1% are held by Equity Resource Pilgrim Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons James
      E. Brooks, Eggert Dagbjartsson and Mark S. Thompson are the general partners.

      .1% are held by Equity Resource Cambridge Fund Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated, James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson are the general partners.

      3.7% are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership, of which James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson are the general partners.

      .4% are held by Equity Resource Fund V Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and James E. Brooks are the general partners.

      .3% are held by Equity Resource Fund IX Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and James E. Brooks are the general partners.

      .4% are held by Equity Resource Fund XI Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and James E. Brooks are the general partners.

      .3% are held by Equity Resource Fund XIV Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and James E. Brooks are the general partners.

      .1% are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

      .1% are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

      See Item 2 below for other required information.
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      Equity Resources Group, Incorporated                  CO
      Equity Resource Pilgrim Fund Limited Partnership      PN
      Equity Resource Cambridge Fund Limited Partnership    PN

      CUSIP No. Not Applicable      13D

      Equity Resource Brattle Fund Limited Partnership      PN
      Equity Resource Fund V Limited Partnership            PN
      Equity Resource Fund IX Limited Partnership           PN
      Equity Resource Fund XI Limited Partnership           PN
      Equity Resource Fund XIV Limited Partnership          PN
      Equity Resource Fund XV Limited Partnership           PN
      Equity Resource Fund XVI Limited Partnership          PN
      James E. Brooks                                       IN
      Mark S. Thompson                                      IN
      Eggert Dagbjartsson                                   IN

Item 1.    Security and Issuer

      This statement relates to certain limited partnership units (the "Units") of Boston Financial Apartments Association Limited Partnership, a Massachusetts limited partnership with its principal executive office at 101 Arch Street, 16th Floor, Boston, Massachusetts 02210.

Item 2.    Identity and Background.

      (a) The names of the persons filing this statement are Equity Resource Pilgrim Fund Limited Partnership, Equity Resource Cambridge Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund V Limited Partnership, Equity Resource Fund IX Limited Partnership, Equity Resource Fund XI Limited Partnership, Equity Resource Fund XIV Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership (the "Limited Partnerships"), Equity Resources Group, Incorporated, a Massachusetts corporation, James E. Brooks, Mark S. Thompson, and Eggert Dagbjartsson (collectively, the "Reporting Persons"). James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson are the general partners of each of Equity Resource Pilgrim Fund Limited Partnership and Equity Resource Brattle Fund Limited Partnership. Equity Resources Group, Incorporated, James
E. Brooks, Eggert Dagbjartsson and Mark S. Thompson are the general partners of Equity Resource Cambridge Fund Limited Partnership. Equity Resources Group, Incorporated and James E. Brooks are the general partners of each of Equity Resource Fund V Limited Partnership, Equity Resource Fund IX Limited Partnership, Equity Resource Fund XI Limited Partnership and Equity Resource Fund XIV Limited Partnership. Equity Resources Group, Incorporated and Mark S. Thompson are the general partners of each of Equity Resource Fund XV Limited Partnership and Equity Resource Fund XVI Limited Partnership. This statement on
Schedule 13D is filed on behalf of all such reporting persons. The executive officers and directors of Equity Resources Group, Incorporated are James E. Brooks, Chairman of the Board of Directors and Director, Mark S. Thompson, President and Director, and Eggert Dagbjartsson, Executive Vice President and Director.

      CUSIP No. Not Applicable      13D

      (b) The business address of each of Equity Resource Pilgrim Fund Limited Partnership, Equity Resource Cambridge Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund V Limited Partnership, Equity Resource Fund IX Limited Partnership, Equity Resource Fund XI Limited Partnership, Equity Resource Fund XIV Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resources Group, Incorporated, James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson, respectively, is 14 Story Street, Cambridge, Massachusetts 02138.

      (c) Each of the Limited Partnerships is a Massachusetts limited partnership formed to acquire and hold interests in other limited partnerships involved in all facets of the real estate business as long-term investments with a view to long-term appreciation and not to resale. Mr. Brooks' principal occupation is Chairman of the Board of Directors of Equity Resources Group, Incorporated. Mr. Thompson's principal occupation is President of Equity Resources Group, Incorporated. Mr. Dagbjartsson's principal occupation is Executive Vice President of Equity Resources Group, Incorporated.

      (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of the Limited Partnerships is a Massachusetts limited partnership. Mark S. Thompson, James E. Brooks, and Eggert Dagbjartsson are citizens of the United States. Equity Resources Group, Incorporated is a Massachusetts corporation.

Item 3.    Source and Amount of Funds or Other Consideration.

      Equity Resource Pilgrim Fund Limited Partnership, Equity Resource Cambridge Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund V Limited Partnership, Equity Resource Fund IX Limited Partnership, Equity Resource Fund XI Limited Partnership, Equity Resource Fund XIV Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, respectively, purchased the Units hereby reported for an aggregate of $142,301 cash. The source of such funds was the working capital of these respective limited partnerships.

      CUSIP No. Not Applicable      13D

Item 4.    Purpose of Transaction.

      Equity Resource Pilgrim Fund Limited Partnership, Equity Resource Cambridge Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund V Limited Partnership, Equity Resource Fund IX Limited Partnership, Equity Resource Fund XI Limited Partnership, Equity Resource Fund XIV Limited Partnership, Equity Resource Fund XV Limited Partnership and Equity Resource Fund XVI Limited Partnership, respectively, acquired the Units for investment purposes and none of such limited partnerships, or any of the reporting persons, has any present plans or proposals that relate to or would result in any of the actions described in
Item 4(a)-(j) of the instructions to Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

      (a) Equity Resources Group, Incorporated, James E. Brooks, Mark S. Thompson and Eggert Dagbjartsson, in their capacities as general partners of each of Equity Resource Pilgrim Fund Limited Partnership, Equity Resource Cambridge Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund V Limited Partnership, Equity Resource Fund IX Limited Partnership, Equity Resource Fund XI Limited Partnership, Equity Resource Fund XIV Limited Partnership, Equity Resource Fund XV Limited Partnership and Equity Resource Fund XVI Limited Partnership, respectively, beneficially own an aggregate of 1417 Units, representing 6.47% of the Units presently outstanding (the percentages reported in Item 13 do not cumulate to 6.47% because of rounding done pursuant to the instructions to Schedule 13D).

      (b) Equity Resources Group, Incorporated, James E. Brooks, Mark S. Thompson and Eggert Dagbjartsson, in their capacities as general partners of each of Equity Resource Pilgrim Fund Limited Partnership, Equity Resource Cambridge Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund V Limited Partnership, Equity Resource Fund IX Limited Partnership, Equity Resource Fund XI Limited Partnership, Equity Resource Fund XIV Limited Partnership, Equity Resource Fund XV Limited Partnership and Equity Resource Fund XVI Limited Partnership, respectively, share the power to vote or direct the vote and to dispose of or direct the disposition of all of the 1417 Units referred to in Item 5(a). See Item 2 above for other required information.

      (c)  Not applicable.

      (d)  Not applicable.

      (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           None.

      CUSIP No. Not Applicable      13D

Item 7.    Material to be Filed as Exhibits.

           Exhibit 7.1 Agreement dated as of October 31, 1997, between each of the Reporting Persons with respect to the filing of this statement on Schedule 13D.

      CUSIP No. Not Applicable      13D

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.


           October 31, 1997                    October 31, 1997
                 (Date)                             (Date)

EQUITY RESOURCES GROUP,
INCORPORATED



By:/s/Eggert Dagbjartsson            /s/James E. Brooks
   -------------------------         ----------------------
   Eggert Dagbjartsson               James E. Brooks, individually
   Executive Vice President

                                     /s/Eggert Dagbjartsson
                                     ----------------------
EQUITY RESOURCE PILGRIM FUND         Eggert Dagbjartsson, individually
LIMITED PARTNERSHIP

                                     /s/Mark S. Thompson
                                     ----------------------
                                     Mark S. Thompson, individually
By:/s/Eggert Dagbjartsson
   -------------------------
   Eggert Dagbjartsson, as general partner

EQUITY RESOURCE CAMBRIDGE FUND
LIMITED PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner


    By:/s/Eggert Dagbjartsson
       ----------------------
       Eggert Dagbjartsson
       Executive Vice President

EQUITY RESOURCE BRATTLE FUND
LIMITED PARTNERSHIP

By:  /s/Eggert Dagbjartsson,
     ------------------------
     Eggert Dagbjartsson, as general partner

      CUSIP No. Not Applicable      13D

EQUITY RESOURCE FUND V LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/Eggert Dagbjartsson
       ----------------------
       Eggert Dagbjartsson
       Executive Vice President

EQUITY RESOURCE FUND IX
LIMITED PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/Eggert Dagbjartsson
       ----------------------
       Eggert Dagbjartsson
       Executive Vice President

EQUITY RESOURCE FUND XI
LIMITED PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/Eggert Dagbjartsson
       -----------------------
       Eggert Dagbjartsson
       Executive Vice President

      CUSIP No. Not Applicable      13D

EQUITY RESOURCE FUND XIV
LIMITED PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/Eggert Dagbjartsson
       -----------------------
       Eggert Dagbjartsson
       Executive Vice President

EQUITY RESOURCE FUND XV
LIMITED PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/Eggert Dagbjartsson
       -----------------------
       Eggert Dagbjartsson
       Executive Vice President

EQUITY RESOURCE FUND XVI
LIMITED PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/Eggert Dagbjartsson
       -----------------------
       Eggert Dagbjartsson
       Executive Vice President

      CUSIP No. Not Applicable      13D

                                                                    EXHIBIT 7.1
                            AGREEMENT


      This Agreement, dated as of October 31, 1997, is by and among Equity Resources Group, Incorporated, a Massachusetts corporation, James E. Brooks, Mark S. Thompson, Eggert Dagbjartsson, each an individual, and each of the Limited Partnerships listed on the signature pages hereto (the "Limited Partnerships").

      Each of the Limited Partnerships may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to an aggregate of 1417 units (the "Units") of limited partnership interest in Boston Financial Apartments Association Limited Partnership, a Massachusetts limited partnership, held by Equity Resource Pilgrim Fund Limited Partnership, Equity Resource Cambridge Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund V Limited Partnership, Equity Resource Fund IX Limited Partnership, Equity Resource Fund XI Limited Partnership, Equity Resource Fund XIV Limited Partnership, Equity Resource Fund XV Limited Partnership and Equity Resource Fund XVI Limited Partnership, respectively. Equity Resources Group, Incorporated, James E. Brooks, Mark S. Thompson and Eggert Dagbjartsson may be required to file by reason of their being the general partners of each of Equity Resource Pilgrim Fund Limited Partnership, Equity Resource Cambridge Fund Limited Partnership, Equity Resource Brattle Limited Partnership, Equity Resource Fund V Limited Partnership, Equity Resource Fund IX Limited Partnership, Equity Resource Fund XI Limited Partnership, Equity Resource Fund XIV Limited Partnership, Equity Resource Fund XV Limited Partnership and Equity Resource Fund XVI Limited Partnership, as the case may be.

      Pursuant to Rule 13(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on
Schedule 13D on behalf of each of the parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

      Executed and delivered as of the date first above written.

EQUITY RESOURCES GROUP,
INCORPORATED                          /s/James B. Brooks
                                      --------------------------
                                      James E. Brooks, Individually
By:/s/Eggert Dagbjartsson
   -----------------------            /s/Eggert Dagbjartsson
   Eggert Dagbjartsson                --------------------------
   Executive Vice President           Eggert Dagbjartsson, individually

                                      /s/Mark S. Thompson
                                      --------------------------
                                      Mark S. Thompson, individually

      CUSIP No. Not Applicable      13D


EQUITY RESOURCE PILGRIM FUND
LIMITED PARTNERTHIP



By:/s/Eggert Dagbjartsson
   ------------------------
   Eggert Dagbjartsson, as general partner

EQUITY RESOURCE CAMBRIDGE FUND
LIMITED PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/Eggert Dagbjartsson
       ----------------------
       Eggert Dagbjartsson
       Executive Vice President

EQUITY RESOURCE BRATTLE FUND
LIMITED PARTNERSHIP

By:/s/Eggert Dagbjartsson
   -----------------------
   Eggert Dagbjartsson, as general partner


EQUITY RESOURCE FUND V LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/Eggert Dagbjartsson
       ----------------------
       Eggert Dagbjartsson
       Executive Vice President

      CUSIP No. Not Applicable      13D

EQUITY RESOURCE FUND IX
LIMITED PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/Eggert Dagbjartsson
       -----------------------
       Eggert Dagbjartsson
       Executive Vice President

EQUITY RESOURCE FUND XI
LIMITED PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/Eggert Dagbjartsson
       -----------------------
       Eggert Dagbjartsson
       Executive Vice President

      CUSIP No. Not Applicable      13D


EQUITY RESOURCE FUND XIV
LIMITED PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/Eggert Dagbjartsson
       -----------------------
       Eggert Dagbjartsson
       Executive Vice President

EQUITY RESOURCE FUND XV
LIMITED PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/Eggert Dagbjartsson
       -----------------------
       Eggert Dagbjartsson
       Executive Vice President

EQUITY RESOURCE FUND XVI
LIMITED PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/Eggert Dagbjartsson
       -----------------------
       Eggert Dagbjartsson
       Executive Vice President